UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

DayStar Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
23962Q100
(CUSIP Number)
Lampe, Conway & Co., LLC
680 Fifth Avenue — 12th Floor
New York, New York 10019-5429
Tel: (212) 581-8989

with a copy to:
Melainie Mansfield
Milbank, Tweed, Hadley & McCloy LLP
601 S. Figueroa St., 30th Floor
Los Angeles, California 90017
Tel: (213) 892-4611
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23962Q100

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Persons LC Capital Master Fund, Ltd. (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		142,663

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		142,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	142,663

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

i

CUSIP No.	23962Q100

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person LC Capital Partners, LP (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		142,663

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		142,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	142,663

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, HC
(1) The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

CUSIP No.	23962Q100

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person LC Capital Advisors LLC (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		272,683(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

272,683(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

272,683(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, HC
(1) The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.
(2) Includes (i) 142,663 held of record by LC Capital Master Fund, Ltd. and (ii) 130,020 held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

CUSIP No.	23962Q100

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person Lampe, Conway & Co., LLC (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		272,683 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

272,683 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

272,683 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, IA
(1) The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.
(2) Includes (i) 142,663 held of record by LC Capital Master Fund, Ltd. and (ii) 130,020 held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

CUSIP No.	23962Q100

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person LC Capital International LLC (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		142,663

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		142,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	142,663

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, IA
(1) The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

v

CUSIP No.	23962Q100

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person Steven G. Lampe (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		272,683 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

272,683 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

272,683 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.
(2) Includes (i) 142,663 held of record by LC Capital Master Fund, Ltd. and (ii) 130,020 held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

CUSIP No.	23962Q100

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person Richard F. Conway (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		272,683 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

272,683 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

272,683 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.
(2) Includes (i) 142,663 held of record by LC Capital Master Fund, Ltd. and (ii) 130,020 held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

     This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D dated February 26, 2007, as amended on June 6, 2007, November 1, 2007 and June 15, 2009 (as amended, the “Schedule 13D”), which was filed with the Securities and Exchange Commission (the “SEC”) on behalf of the Reporting Persons (as defined in the Schedule 13D), relating to the common stock, par value $0.01 per share (the “Common Stock”), of DayStar Technologies, Inc., a Delaware corporation (the “Issuer”). Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the reporting persons in the Schedule 13D. The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.
     All capitalized terms used, but not defined, in this Amendment No. 4 are defined in the Schedule 13D.
Item 4. Purpose of Transaction
     The response to Item 4 of the Schedule 13D is hereby amended to add the following information:
     “On September 21 and 22, 2009, respectively, Master Fund sold 1,830,000 and 831,000 shares of Common Stock at prices of $0.7901 and $0.8119 per share, respectively, and SPV sold 170,000 and 175,000 shares of Common Stock at prices of $0.7901 and $0.8119 per share, respectively. The Reporting Persons may have plans to sell on the open market from time to time all of the remaining shares of Common Stock of the Issuer held by the Reporting Persons. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of the actions required to be described in Item 4 of this Amendment No. 4.”
Item 5. Interest in Securities of the Issuer
     (a) The response to Item 5(a) of the Schedule 13D is hereby amended by replacing the first sentence with the following: “For information regarding the aggregate number and percentage of Common Stock beneficially owned by each Reporting Person, please see their respective cover pages to this Amendment No. 4. The percentages on the respective cover pages are based on 33,387,112 shares of Common Stock, par value $0.01 per share, outstanding as of August 5, 2009 (this figure is calculated based upon the information provided in the Issuer’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on August 10, 2009).”
     (c) The response to Item 5(c) of the Schedule 13D is hereby amended by adding the following: “On September 21 and 22, 2009, respectively, Master Fund sold 1,830,000 and 831,000 shares of Common Stock at prices of $0.7901 and $0.8119 per share, respectively, and SPV sold 170,000 and 175,000 shares of Common Stock at prices of $0.7901 and $0.8119 per share, respectively.”

1

     (e) The response to Item 5(e) of the Schedule 13D is hereby amended by adding the following: “On September 21, 2009, the Reporting Persons ceased to beneficially own in excess of 5% of the Issuer’s Common Stock.”

2

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 22, 2009

LC CAPITAL MASTER FUND, LTD.

		By:	/s/ Richard F. Conway

Name: Richard F. Conway Title: Director

LC CAPITAL PARTNERS, LP		LC CAPITAL ADVISORS LLC

By:	LC Capital Advisors LLC, its General Partner

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway

	Name: Richard F. Conway Title: Managing Member		Name: Richard F. Conway Title: Managing Member

LAMPE, CONWAY & CO., LLC		LC CAPITAL INTERNATIONAL LLC

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway

	Name: Richard F. Conway Title: Managing Member		Name: Richard F. Conway Title: Managing Member

	/s/ Steven G. Lampe		/s/ Richard F. Conway

	Name: Steven G. Lampe		Name: Richard F. Conway